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
                                                                 Exhibit 12.1


                                 USX CORPORATION
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                      TOTAL ENTERPRISE BASIS - (Unaudited)
                              Continuing Operations
           ----------------------------------------------------------
                              (Dollars in Millions)

                                Six Months
                                  Ended           Year Ended December 31
                                 June 30     --------------------------------
                                1998   1997   1997   1996    1995   1994   1993
                                ----   ----   ----   ----    ----   ----   ----
Portion of rentals
  representing interest         $50     $40    $82    $78     $76    $83    $81
Capitalized interest             23      10     31     11      13     58    105
Other interest and fixed
  charges                       150     167    312    382     452    456    365
Pretax earnings which would
  be required to cover
  preferred stock dividend
  requirements of parent          8      13     20     36      46     49     44
                                ----   ----   ----   ----    ----   ----   ----
Combined fixed charges
  and preferred stock
  dividends (A)                $231    $230   $445   $507    $587   $646   $595
                                ====   ====   ====   ====    ====   ====   ====
Earnings-pretax income
  with applicable
  adjustments (B)             $1265    $826  $1745  $1837    $877  $1300   $239
                                ====   ====   ====   ====    ====   ====   ====

Ratio of (B) to (A)            5.48    3.59   3.92   3.62    1.49   2.01    (a)
                                ====   ====   ====   ====    ====   ====   ====


      (a) Earnings did not cover combined fixed charges and preferred stock dividends by $356 million for 1993.


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